Exhibit 1.2

Plazacorp Retail Properties Ltd. announces increased offer of $8.35 per Unit for 100% of KEYreit units; KEYreit board unanimously recommends unitholders accept the bid

FREDERICTON, April 4, 2013 /CNW/ - Plazacorp Retail Properties Ltd. (TSXV: PLZ) (“Plazacorp”) announced today that it has entered into a definitive agreement with KEYreit (TSX: KRE.UN) (“KEYreit”) to increase its offer to acquire 100% of the issued and outstanding trust units (the “Units”) of KEYreit. KEYreit unitholders will have the option to tender their Units for either $8.35 per Unit in cash, subject to a maximum aggregate cash amount of approximately $62.1 million, representing approximately 50% of the consideration, 1.7041 Plazacorp shares or any combination thereof, subject to proration (the “Improved Offer”). A tax-free rollover may be available for KEYreit unitholders receiving Plazacorp shares. The Improved Offer is valued at approximately $124 million. The Improved Offer represents a premium of approximately 35% to the closing price of the KEYreit units on the Toronto Stock Exchange (“TSX”) on January 28, 2013, the last trading day before Huntingdon Capital Corp. (“Huntingdon”) announced its intention to make an unsolicited partial offer for KEYreit units. The Improved Offer is also a significantly more attractive offer than Huntingdon’s unsolicited amended offer of $8.00 per Unit.

The acquisition is being made pursuant to the terms of a revised support agreement (the “Revised Agreement”) entered into between Plazacorp and KEYreit. The Board of Trustees (the “Trustees”) of KEYreit, acting on the unanimous recommendation of its Special Committee comprised solely of independent trustees, has unanimously approved the Improved Offer and unanimously recommends that KEYreit unitholders tender to the bid. As part of the Revised Agreement, all Trustees of KEYreit have indicated an intention to tender all of their Units to the Improved Offer.

Full details of the Improved Offer will be included in a take-over bid circular which is expected to be mailed to unitholders of KEYreit around early to mid April, 2013. Once mailed, the Improved Offer will be open for acceptance for a period of 35 days unless withdrawn or extended and will be conditional upon, among other things, Plazacorp acquiring such number of Units that represent at least 66-2/3% of the outstanding Units and receipt of customary regulatory consents and approvals.  The Revised Agreement entered into by KEYreit and Plazacorp contains, among other things, a termination fee or “break fee” of $6.5 million payable by KEYreit in certain circumstances, including the acceptance of an unsolicited superior proposal from a third party. Plazacorp has also been granted a right to match in respect of competing proposals.

John Bitove, CEO of KEYreit and who beneficially owns or controls approximately 16.5% of the issued and outstanding Units, has entered into a lock up agreement to tender all of his Units to the Improved Offer. Mr. Bitove, as owner of JBM Properties Inc. (“JBM”) (the external asset and property manager of KEYreit),  has also agreed to terminate the asset and property management agreements between KEYreit and JBM upon closing of the transaction for a termination fee, which will be funded 50% in cash and 50% in Plazacorp shares, cash, or any combination thereof, at the discretion of Plazacorp.

Plazacorp will fund the acquisition with a secured term credit facility from RBC Capital Markets that will be in place on close of the acquisition, and the issuance of shares for up to 50% of the consideration. Plazacorp does not intend to issue shares to the public to fund this acquisition.

Plazacorp believes the Improved Offer will bring a number of benefits to its shareholders and to KEYreit unitholders who elect to receive Plazacorp shares under the Improved Offer, including:

(i)             Immediate Accretion: The acquisition is estimated to immediately deliver high single digit percentage accretion to Plazacorp’s 2013E Adjusted Funds From Operations (“AFFO”) per share. Such accretion assumes completion of the acquisition, the secured term credit facility financing, and anticipated synergies as a result of Plazacorp’s internalized management team. Plazacorp’s debt-to-gross-book-value ratio is estimated to be between approximately 57% to 58% post transaction (including KEYreit’s convertible debentures, but excluding Plazacorp’s well-in-the-money convertible debentures), which is close to its target debt-to-gross book value ratio of 55%. Modest de-levering may occur after the transaction as a result of a small number of property sales. Given the higher coupon rates on many of KEYreit’s mortgages and its convertible debentures, it is expected that many favourable refinancing opportunities will exist over time, which are expected to augment AFFO per share accretion.

(ii)          Compatible Properties: KEYreit’s properties are compatible with Plazacorp’s portfolio.  Plazacorp is acquiring 227 properties (the “Properties”), comprising approximately 1.2 million square feet of gross leasable area (or “GLA”) in nine provinces.  Many of KEYreit’s leases are “quadruple net” and the portfolio has an attractive weighted average lease term of approximately 8 years, which is approximately equal to that of Plazacorp. Post closing, Plazacorp will own approximately 345 retail properties totaling approximately 6.4 million square feet. Shoppers Drug Mart will remain as Plazacorp’s largest tenant on a pro forma basis, representing approximately 26% of Plazacorp’s combined minimum rent. Both KEYreit’s and Plazacorp’s portfolios are approximately 96% to 97% leased.

(iii)       Enhanced Geographic Diversification: The integration of the Properties will enhance the pro forma geographic diversification of Plazacorp.  Plazacorp’s properties in Atlantic Canada will change from approximately 71% to 60% of GLA and its Ontario properties will change from approximately 5% to 12% of GLA.

(iv)      Improved Profile for KEYreit Unitholders: KEYreit unitholders who elect to receive Plazacorp shares are expected to benefit from: a pro forma market capitalization that is approximately 3.3x that of KEYreit, a pro forma asset base that is approximately 3x greater than that of KEYreit, greater tenant and geographic diversification, a sustainable AFFO payout ratio, a lower debt level, internal management, and access to lower cost debt and equity to fuel growth. KEYreit unitholders who receive Plazacorp shares will be investing in a public company that has raised its dividends at least once every year for the past 10 years with an average annual growth rate of over 10%. Since the time of KEYreit’s IPO in 2005, Plazacorp has provided approximately 123% appreciation in its share price and a total return of approximately 223%. Plazacorp has received a positive ruling from Canada Revenue Agency in respect of converting to a real estate investment trust (“REIT”) structure on a tax-deferred basis and intends to complete this conversion in 2013, subject to shareholder approval.

(v)         Highly Aligned Management Team: Plazacorp’s management team and board of directors will collectively own approximately 34% of Plazacorp (based on estimated pro forma basic shares outstanding) upon completion of the transaction, making them highly aligned with the long-term interests of both Plazacorp’s shareholders and KEYreit’s unitholders.  In addition, Plazacorp has a fully-internalized management platform, which is attractive to its shareholders given there are no additional fees paid to Plazacorp’s management team.

ADVISORS

RBC Capital Markets is acting as exclusive financial advisor to Plazacorp and has committed to provide the secured term credit facility to Plazacorp. Davies Ward Phillips & Vineberg LLP is acting as legal advisor to Plazacorp.

NON-IFRS OR NON-GAAP MEASURES

Adjusted Funds From Operations (AFFO) is an industry measure widely used to help evaluate dividend or distribution capacity.  AFFO as calculated by Plazacorp may not be comparable to similar titled measures reported by other entities. AFFO primarily adjusts FFO for non-cash revenues and expenses and operating capital and leasing requirements that must be made merely to preserve the existing rental stream. Most of these maintenance capital expenditures would normally be considered investing activities in the statement of cash flows. Capital expenditures which generate a new investment or revenue stream, such as the development of a new property or the construction of a new retail pad during property expansion or intensification would not be considered as maintenance capital expenditures and would not be included in determining AFFO.

ABOUT PLAZACORP

Plazacorp is a mutual fund corporation and is one of Atlantic Canada’s leading retail property owners and developers. Plazacorp’s current portfolio includes interests in 118 properties totaling 5.2 million square feet and additional lands held for development.  Plazacorp’s properties include a mix of strip plazas, stand- alone small box retail outlets and enclosed shopping centres anchored by approximately 90% national tenants including Shoppers Drug Mart, Dollarama, Staples, Mark’s Work Warehouse, Sobeys, and others. Our top ten tenants contribute just over 53% of total rent.  Plazacorp is fully internalized, therefore providing shareholders directly with the synergies that come with an internalized management structure.  Plazacorp has proven its strong “value-add” capabilities to develop, redevelop and acquire retail real estate throughout Atlantic Canada, Quebec and Ontario. Plazacorp has a strong track record of generating growth in distributions, having increased its distributions at least once every year in the last 10 years. As a result of its capabilities, its performance and its ability to increase dividends, Plazacorp’s share price has also increased significantly since inception.

More information about Plazacorp can be found on our website at: www.plaza.ca or at www.sedar.com.

CAUTIONARY STATEMENTS REGARDING FORWARD LOOKING INFORMATION

This news release contains forward looking statements relating to our operations and the environment in which we operate, which are based on our expectations, estimates, forecasts and projections. These statements are not future guarantees of future performance and involve risks and uncertainties that are difficult to control or predict. Therefore, actual outcomes and results may differ materially from those expressed in these forward looking statements. Readers, therefore, should not place undue reliance on any such forward looking statements. Further, a forward looking statement speaks only as of the date on which such statement is made. We undertake no obligation to publicly update any such statement,  to reflect new information or the occurrence of future events or circumstances, except for forward-looking information disclosed in prior disclosures which, in light of intervening events, requires further explanation to avoid being misleading.

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

SOURCE: PLAZACORP RETAIL PROPERTIES LTD.

%SEDAR: 00012014E

For further information:

Visit our website at: www.plaza.ca

Or contact: Michael Zakuta (President and CEO) at (514) 457-0997 ext #228, or Floriana Cipollone (Chief Financial Officer) at (416) 848-4583

CO: PLAZACORP RETAIL PROPERTIES LTD.

CNW 12:29e 04-APR-13